BY-LAW NUMBER ONE

A by-law relating generally to the conduct of the business and affairs of IAMGold Corporation

CONTENTS

**ARTICLE ONE
DEFINITIONS AND INTERPRETATION**

**ARTICLE TWO
BUSINESS OF THE CORPORATION**

**ARTICLE THREE
DIRECTORS**

**ARTICLE FOUR
COMMITTEES OF THE DIRECTORS**

ARTICLE FIVE
OFFICERS

ARTICLE SIX
CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

ARTICLE SEVEN
SHARES

ARTICLE EIGHT
DIVIDENDS AND RIGHTS

ARTICLE NINE
MEETINGS OF SHAREHOLDERS

ARTICLE TEN
NOTICES

ARTICLE ELEVEN
DIVISIONS

ARTICLE TWELVE
EFFECTIVE DATE

BY-LAW NUMBER ONE

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this by-law and all other by-laws of the Corporation, unless otherwise defined or the context otherwise requires:

(a) "Act" means the Canada Business Corporations Act or any successor statute thereof, as amended from time to time, and, in the case of any successor statute thereof, any reference in any by-law of the Corporation to any provision of the Canada Business Corporations Act shall be read as a reference to the provision substituted therefor in the successor statute thereof, together with the regulations thereunder, as amended from time to time;

(b) "board" or "directors" means the directors of the Corporation from time to time and includes the only director of the Corporation when the number of directors of the Corporation is one;

(c) "by-laws" means all of the by-laws of the Corporation then in effect;

(d) "Corporation" means IAMGold Corporation or any successor thereto;

(e) "Director" means the Director appointed under the Act;

(f) "holiday" means Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) or any successor statute thereof, as amended from time to time;

(g) "meeting of shareholders" includes an annual meeting of the shareholders of the Corporation, a special meeting of the shareholders of the Corporation and a meeting of the holders of any class or series of shares of the Corporation;

(h) "person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, employee benefit plan and a natural person acting as a trustee, executor, administrator or other legal representative;

(i) "recorded address" means, with respect to a single shareholder, his latest address as recorded in the securities register of the Corporation, with respect to joint shareholders, the first address appearing in the securities register of the Corporation in respect of the joint holding and, with respect to any other person, subject to the Act, his latest address as recorded in the records of the Corporation or otherwise known to the secretary, if any, of the Corporation;

(j) "resident Canadian" has the meaning ascribed thereto in the Act; and

(k) "signing officer" means, in relation to any contract or document (within the meaning of section 2.04 hereof), the person or persons authorized to sign such contract or document on behalf of the Corporation.

Subject to the foregoing, words and terms in this by-law which are defined in the Act shall have the same meaning when used in this by-law and in all other by-laws of the Corporation as in the Act.

Section 1.02 Gender and Number

Words importing the singular shall include the plural and vice-versa, words importing either gender or neuter shall include the masculine and feminine genders and neuter and headings in this by-law and in any other by-law of the Corporation are for convenience of reference only and shall not affect the interpretation of this by-law or any other by-law of the Corporation.

Section 1.03 Articles to Govern

Notwithstanding any provision of this by-law or any other by-law of the Corporation, where any such provision herein or therein conflicts with any provision in the articles of the Corporation, such provision of the articles shall govern.

ARTICLE TWO
BUSINESS OF THE CORPORATION

Section 2.01 Registered Office

The registered office of the Corporation shall be in the province of Canada specified in the articles of the Corporation. The place and address of the registered office shall be located at such address within the province of Canada specified in the articles of the Corporation and the directors may change the place and address of the registered office within the province of Canada specified in the articles of the Corporation from time to time.

Section 2.02 Seal

The Corporation may have a corporate seal in such form as the directors may determine from time to time.

Section 2.03 Financial Year

The financial year of the Corporation shall end on such day of the year as the directors may determine from time to time.

Section 2.04 Execution of Instruments

Contracts or documents requiring execution by the Corporation may be signed, when only one person is elected or appointed as an officer and as the director of the Corporation, by that person and, when two or more persons are elected or appointed as an officer or as a director of the Corporation, by any one director or any one person holding the office of chairman or co-chairman of the board, managing director, president, chief executive officer, chief operating officer, chief financial officer, vice-president, general manager, secretary, treasurer, controller, assistant secretary, assistant treasurer or any other office the holder of which has been designated

as a signing officer by the directors. All contracts or documents so signed shall be binding upon the Corporation without further authorization or formality.

In addition, the directors may direct from time to time the manner in which and the person or persons by whom any particular contract or document or any class of contracts or documents may or shall be signed on behalf of the Corporation. Any officer or director of the Corporation may affix the corporate seal, if any, of the Corporation to any contract or document, and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the provisions of this by-law relating to share certificates and to the Act, and if authorized by the directors, the corporate seal, if any, of the Corporation and the signature of any signing officer may be mechanically or electronically reproduced upon any contract or document of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contract or document.

The term "contracts or documents" shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable, legal or equitable), agreements, releases, receipts and discharges for the payment of money, share certificates, certificates representing other securities, including warrants, and all other instruments in writing.

Section 2.05 Exercise of Voting Rights of Corporation

Except as otherwise directed by the directors, the person or persons authorized to sign contracts or documents on behalf of the Corporation may execute and deliver instruments of proxy on behalf of the Corporation and may arrange for the issue of a voting certificate or other evidence of the right to exercise the voting rights attached to any securities held by the Corporation and any such instrument, certificate or other evidence shall be in favour of such person as may be determined by the signing officers. However, the directors may direct from time to time the manner in which and the person by whom any such particular voting rights may or shall be exercised.

Section 2.06 Banking Arrangements

The banking business of the Corporation shall be transacted with such banks, trust companies or other person or persons as the directors may determine from time to time and all such banking business shall be transacted on behalf of the Corporation by such person or persons and to such extent as the directors may determine from time to time.

Section 2.07 Charging Power

Without restricting any of the powers of the directors, whether derived from the Act or otherwise, the directors may from time to time, without the authorization of the shareholders of the Corporation:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) subject to the Act, give a guarantee on behalf of the Corporation to secure the performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, immovable or movable, legal or equitable property of the Corporation (including, without limitation, book debts, rights, powers, franchises and undertakings) to secure any obligation of the Corporation.

Subject to the Act, the directors may by resolution delegate any or all of the powers referred to above to a director, a committee of directors or an officer of the Corporation.

ARTICLE THREE
DIRECTORS

Section 3.01 Powers of the Board of Directors

The directors shall manage, or supervise the management of, the business and affairs of the Corporation.

Section 3.02 Qualifications

No person shall be a director if the person is not an individual, is less than 18 years of age, has the status of bankrupt or is of unsound mind and has been so found by a court in Canada or elsewhere. If required by the Act, at least 25 per cent of the directors shall be resident Canadians provided that when the required number of directors is less than four, only one need be a resident Canadian. Whenever the Corporation has an audit committee of the directors, a number of directors sufficient to form a majority of such committee shall not be officers or employees of the Corporation or of any affiliate of the Corporation.

Section 3.03 Number and Quorum of Directors

The number of directors shall be the number from time to time fixed by the articles of the Corporation or the number from time to time determined within the range provided for in the articles of the Corporation by resolution of the shareholders of the Corporation. The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the directors shall be 51 per cent of the number of directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three directors, all of the directors must be present at a meeting of the directors to constitute a quorum. Reference is made to section 3.08 and section 3.12 of this by-law.

Section 3.04 Election and Term

Directors shall be elected to hold office for a term or terms expiring at the close of the first, second or third annual meeting of the shareholders of the Corporation following their election or when their successors are elected. The term of a director who is elected for a term that is not expressly otherwise stated shall expire at the close of the first annual meeting of the shareholders of the Corporation following his election or when his successor is elected. The incumbent directors shall continue in office until their successors are elected, unless their terms are earlier terminated. A director shall cease to hold office when he dies, resigns, is removed from the board or ceases to be qualified to be a director under the Act or when his successor is elected.

Section 3.05 Resignation

A director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later.

Section 3.06 Removal

Subject to the Act, the shareholders of the Corporation entitled to elect a director may, by resolution at a meeting of the shareholders of the Corporation remove such director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office.

Section 3.07 Statements

A director who resigns or who learns of a meeting of the shareholders of the Corporation called for the purpose of removing him as a director or a meeting of the shareholders of the Corporation or of the directors at which another person is to be elected or appointed a director in his place may submit to the Corporation a written statement giving the reason or reasons for his resignation or the reasons why he opposes the proposed action. The secretary or another officer of the Corporation shall send, or cause to be sent, a copy of such statement to every shareholder of the Corporation entitled to receive notice of meetings of shareholders of the Corporation and, if required by the Act, to the Director, unless the statement is included or attached to a management proxy circular required by the Act.

Section 3.08 Vacancies

Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all of the powers of the directors as long as a quorum of the directors remains in office. Subject to the articles of the Corporation, any vacancy in the directors among directors whose election is not the exclusive right of the holders of any class or series of shares of the Corporation may be filled for the remainder of the unexpired term by:

(a) the shareholders of the Corporation at a special meeting of the shareholders of the Corporation called for that purpose; or

(b) the remaining directors, unless (i) there is no quorum of the directors, (ii) the vacancy results from a failure to elect the number of directors required to be elected at any meeting of shareholders, (iii) the vacancy results from an increase in the number or maximum number of directors fixed by the articles of the Corporation, or (iv) the articles of the Corporation provide that the directors may determine the number of directors within the range provided for in the articles of the Corporation and the number of directors in office after the filling of the vacancy would be greater than one and one-third times the number of directors required to be elected at the last annual meeting of the shareholders of the Corporation; in any of which events the directors then in office shall forthwith call a special meeting of the shareholders of the Corporation to fill the vacancy and, if they fail to call such a meeting or if there are no directors then in office, the meeting may be called by any shareholder of the Corporation.

Section 3.09 Place and Calling of Meetings

Meetings of the directors shall be held from time to time at such places within or outside Canada (or by such communications facilities as are permitted by the Act) on such days and at such times as the chairman of the board, the managing director, the president if a director, any vice-president who is a director, any two directors or any other officer designated by the directors may determine from time to time, and the secretary or another officer of the Corporation shall give notice of any such meeting when directed by the person calling the meeting.

Section 3.10 Notice

Notice of the time and of the place or manner of participation for every meeting of the directors shall be sent to each director not less than 24 hours (excluding Saturdays and holidays) before the time of the meeting; provided always that a director may in any manner and at any time waive notice of a meeting of the directors and attendance of a director at a meeting of the directors shall constitute a waiver of notice of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called and provided further that meetings of directors may be held at any time without notice if all of the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called) or if all of the absent directors waive notice thereof either before or after the date of such meeting. A meeting of the directors may resume without further notice following an adjournment if the time and place for resuming the meeting are announced at the meeting prior to the adjournment. Reference is made to article ten of this by-law.

Section 3.11 Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors to be held at a place or by communications facilities and at an hour to be named. A copy of any resolution of the directors fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting of the directors.

Section 3.12 Canadian Presence

No business, other than the filling of a vacancy among the directors, shall be transacted at a meeting of the directors unless 25 per cent of the directors present are resident Canadians, except as permitted by the Act or where a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facilities the business transacted at the meeting and the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 3.13 Meetings by Telephonic, Electronic or Other Communication Facility

If all of the directors present at or participating in the meeting consent (which consent may be given at any time, either before or after the meeting, and either in writing or verbally), a meeting of the directors or any committee thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to

communicate with each other simultaneously and instantaneously and each director participating in such a meeting by such means shall be deemed to be present at the meeting.

Section 3.14 Chairman

The chairman of the board or, if there is more than one chairman of the board, any of the co-chairmen of the board or, in his or their absence, the managing director or, in his absence, the president if a director or, in the absence of all of them or in the event that the directors otherwise so determine, such director as is designated by the directors, shall be the chairman of any meeting of the directors. If no such person is present, the directors present shall choose one of them to be the chairman of the meeting.

Section 3.15 Voting

At all meetings of the directors every matter shall be decided by a majority of the votes cast on the matter. In case of an equality of votes, the chairman of the meeting shall not be entitled to a casting vote.

Section 3.16 Signed Resolutions

Notwithstanding any provision of this by-law, but subject to the Act, when there is a quorum of directors in office, a resolution in writing signed by all of the directors entitled to vote thereon at a meeting of the directors or of any committee thereof is as valid as if passed at a meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

Section 3.17 Remuneration

Directors may be paid such remuneration for acting as directors and such amounts in respect of their out-of-pocket expenses incurred in performing their duties as the directors may determine from time to time. The directors may also award special remuneration to any director undertaking any special services on behalf of the directors or the Corporation other than services ordinarily required of a director. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

ARTICLE FOUR
COMMITTEES OF THE DIRECTORS

Section 4.01 Audit Committee

The board may, and when required by the Act shall, appoint an audit committee composed of such number of directors, being not less than three, as the board may determine from time to time. If required by the Act, at least 25 per cent of the members of the audit committee shall be resident Canadians and a majority of the members of the audit committee shall not be officers or employees of the Corporation or of any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and report thereon to the directors before such financial statements are approved by the directors as required by the Act, and may exercise any other powers lawfully delegated to such committee by the directors.

Section 4.02 Other Committees

In addition to the audit committee, the board may, from time to time, appoint directors to one or more committees which, if required by the Act, shall be constituted by members at least 25 per cent of which are resident Canadians. Each committee may exercise those powers lawfully delegated to such committee by the directors or as provided by the Act.

Section 4.03 Procedure

The members of each committee shall hold office while directors at the pleasure of the directors or until their successors shall have been appointed. The board may fill any vacancy in a committee from among the directors. Unless otherwise determined by the directors, the members of each committee may fix the quorum for, elect the chairman of, and adopt rules to regulate the proceedings of, such committee. Subject to the foregoing, the proceedings of each committee shall be governed by the provisions of this by-law which govern proceedings of the directors so far as such provisions can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his absence, some other member of the committee. Each committee shall keep records of the proceedings of such committee and shall report all such proceedings to the board in a timely manner.

ARTICLE FIVE
OFFICERS

Section 5.01 Appointment of Officers

From time to time the directors may appoint a chairman of the board, one or more co-chairmen of the board, a vice-chairman of the board, a managing director who shall be a resident Canadian, a president, a chief executive officer, a chief operating officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), one or more general managers (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the directors may determine from time to time, including one or more assistants to any of the officers so appointed. One person may hold more than one office.

Section 5.02 Appointment of Non-Officers

The directors may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the directors may determine from time to time.

Section 5.03 Terms of Employment

The directors may settle from time to time the terms of employment of the officers and other persons appointed by the directors and may remove at the pleasure of the directors any such person without prejudice to his rights, if any, to compensation under any employment contract. Otherwise, each such officer and person shall hold his office or position until he resigns or ceases to be qualified to hold his office or position or until his successor is appointed.

Section 5.04 Powers and Duties of Officers

The directors may from time to time specify the duties of each officer, delegate to such officer the power to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and power all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

Section 5.05 Agents and Attorneys

The directors or any officer of the Corporation designated by the directors may from time to time appoint agents or attorneys for the Corporation within or outside of Canada with such lawful powers (including the power to sub-delegate) as may be thought appropriate.

Section 5.06 Incentive Plans

For the purpose of enabling the directors, officers and employees of the Corporation and affiliates of the Corporation to participate in the growth of the business of the Corporation and to provide an effective incentive to such directors officers and employees, the directors may establish such plans (including share option plans, share purchase plans, share bonus plans, deferred share plans and other share incentive plans) and make such rules and regulations with respect thereto, and make such changes in such plans, rules and regulations, as the directors may deem advisable from time to time. From time to time the directors (or if provided by the plan a committee of the directors) may designate the directors, officers and employees of the Corporation and affiliates of the Corporation entitled to participate in any such plan. For the purposes of any such plan, but subject to the provisions of the plan, the Corporation may provide such financial assistance by means of a loan guarantee or otherwise to directors, officers and employees of the Corporation or of the affiliates of the Corporation as is permitted by the Act.

ARTICLE SIX
CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

Section 6.01 Standard of Care

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6.02 Disclosure of Interest

A director or officer of the Corporation who is a party to, is a director or officer of, or has a material interest in, another person who is a party to, a material contract or transaction (in either case a "Conflict of Interest Transaction"), whether proposed or made, with the Corporation shall, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of the directors or of meetings of committees of directors, the nature and extent of his interest in the Conflict of Interest Transaction. Except as permitted by the Act, a director so interested shall not vote on any motion to approve the Conflict of Interest Transaction. A general notice to the directors by a director or officer of the Corporation declaring that he is a director or officer of, or has a material interest in, a person and is to be regarded as interested in

any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any Conflict of Interest Transaction with that person.

Section 6.03 Effect of Disclosure

Where the Corporation enters into a Conflict of Interest Transaction, a director or officer is not accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from the Conflict of Interest Transaction and the Conflict of Interest Transaction is neither void nor voidable, by reason only of that relationship (or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the Conflict of Interest Transaction), if the director or officer disclosed his interest therein in the manner prescribed by the Act, the directors approved the Conflict of Interest Transaction and the Conflict of Interest Transaction was reasonable and fair to the Corporation at the time it was approved. Notwithstanding the foregoing, a director or officer of the Corporation, acting honestly and in good faith, is not accountable to the Corporation or to the shareholders of the Corporation for any profit or gain realized from any Conflict of Interest Transaction and the Conflict of Interest Transaction is not void or voidable by reason only of the interest of the director or officer of the Corporation therein, if (a) the Conflict of Interest Transaction was approved or confirmed by special resolution at a meeting of the shareholders of the Corporation, (b) disclosure of the interest of the director or officer of the Corporation in the Conflict of Interest Transaction was made to the shareholders of the Corporation in a manner sufficient to indicate its nature before the Conflict of Interest Transaction was approved or confirmed, and (c) the Conflict of Interest Transaction was reasonable and fair to the Corporation at the time it was approved or confirmed. Nothing in this section 6.03 shall be construed as an affirmative statement that, in any particular situation or situations, a director or officer of the Corporation shall be accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from a Conflict of Interest Transaction or that a Conflict of Interest Transaction is void or voidable due to a failure of the officer or director to comply with the procedures set forth in this section 6.03.

Section 6.04 Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify and hold harmless a director or officer, a former director or officer, or an individual who acts or acted at the request of the Corporation as a director or officer or in a similar capacity of another entity, and each of their respective heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a director or officer of the Corporation or at the request of the Corporation as a director or officer, or in similar capacity, of another entity, if:

(a) such individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which such individual acted as director or officer, or in a similar capacity, at the request of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his conduct was lawful.

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of any proceeding referred to in this section 6.04 of this by-law. The individual shall repay the moneys to the Corporation if the individual does not fulfill the relevant conditions specified in the Act. The Corporation shall also indemnify such individual in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.05 Limitation of Liability

So long as he acted honestly and in good faith with a view to the best interests of the Corporation, no individual referred to in section 6.04 of this by-law (including to the extent it is then applicable, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation or any other entity, except where specifically required by the Act.

Section 6.06 Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in section 6.04 of this by-law.

Section 6.07 Approval

The directors may submit any contract or transaction for authorization, approval, ratification or confirmation at any meeting of shareholders and, subject to the Act, any such contract or transaction that is authorized, approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law of the Corporation) shall be as valid and as binding upon the Corporation and upon all of the shareholders of the Corporation as though such contract or transaction had been authorized, approved, ratified or confirmed by each and every shareholder of the Corporation.

ARTICLE SEVEN
SHARES

Section 7.01 Issue

Subject to the articles of the Corporation, the directors may issue all or from time to time any shares which the Corporation is then authorized to issue to such persons and for such consideration as the directors shall determine. No share of the Corporation shall be issued until the Corporation has received the requisite consideration for such share in compliance with the Act.

Section 7.02 Commissions

From time to time the directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the purchase, or agreement to purchase, shares of the Corporation from the Corporation or from any other person or in consideration of the procurement or agreement to procure purchasers for any such shares.

Section 7.03 Share Certificates

Every shareholder of the Corporation is entitled to a share certificate that complies with the Act and states the number, class and series, if any, designation, of shares of the Corporation held by such shareholder as appears on the records of the Corporation or a non-transferable written acknowledgement of the right thereof to obtain such a share certificate. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares of the Corporation held jointly by several persons and delivery of such share certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such form as the directors shall approve from time to time and, unless otherwise ordered by the directors, shall be signed in accordance with section 2.04 of this by-law and need not be under the corporate seal of the Corporation. However, share certificates representing shares of the Corporation in respect of which a transfer agent has been appointed shall be signed in accordance with the Act by or on behalf of such transfer agent and other share certificates shall be signed in accordance with the Act by at least one signing officer. A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that such person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if such person were still a director or an officer, as the case may be, of the Corporation at the date of issue.

Section 7.04 Replacement of Share Certificates

The directors, or if designated by the directors, the secretary of the Corporation, may prescribe either generally or in a particular case the conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

Section 7.05 Transfer Agent

From time to time the directors may appoint or remove a transfer agent to keep the securities register and the register of transfers, one or more persons or agents to keep branch registers, and a registrar to maintain a record, of issued security certificates and warrants of the Corporation. Subject to the Act, one person may be appointed for purposes of the foregoing in respect of all securities and warrants of the Corporation or in respect of any class or series thereof. In the event of any such appointment in respect of shares (or shares of any class or any series) of the Corporation, all share certificates issued by the Corporation in respect of such shares (or the shares of such class or series) of the Corporation shall be countersigned by or on behalf of one of the transfer agents or branch transfer agents and by or on behalf of one of the registrars or branch registrars, if any.

Section 7.06 Securities Registers

The securities register and the register of transfers of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by the directors and a branch register or branch register of transfers may be kept at such office or offices of the Corporation or other place or places, either within or outside Canada, as may from time to time be designated by the directors. Such register or registers shall comply with the Act.

Section 7.07 Registration of Transfer

No transfer of any shares of the Corporation need be recorded in the register of transfers except upon presentation of the share certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with such restrictions on transfer, if any, as are contained in the articles of the Corporation.

Section 7.08 Dealings with Registered Shareholder

Subject to the Act, the Corporation may treat the registered owner of a share of the Corporation as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of such share and otherwise to exercise all of the rights and powers of the holder of such share. The Corporation may, however, and where required by the Act shall, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his authority to exercise the rights relating to a share of the Corporation.

ARTICLE EIGHT
DIVIDENDS AND RIGHTS

Section 8.01 Dividends

Subject to the Act and the articles of the Corporation, the directors may from time to time declare dividends payable to the shareholders of the Corporation according to their rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire any such shares. The directors shall determine the value of any such property, shares, options or rights and such determination shall be conclusive evidence of the value thereof.

Section 8.02 Dividend Cheques

A dividend payable to any shareholder of the Corporation in money may be paid by cheque payable to, or to the order of, the shareholder and shall be mailed to the shareholder by prepaid mail addressed to the recorded address thereof unless such shareholder otherwise directs the Corporation in writing. In the case of joint shareholders the cheque shall be made payable to, or to the order of, all of them, unless such joint shareholders otherwise direct the Corporation in writing. The mailing of a cheque as aforesaid, unless not paid on presentation, shall discharge the liability of the Corporation for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque so sent is not received by the payee thereof, the Corporation shall issue to such payee a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and title as the directors or any person designated by the directors may require.

Section 8.03 Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the making of any distribution or for the issue of any warrant or other evidence of a right to acquire securities of the Corporation, as the record date for the

determination of the persons entitled to receive payment of such dividend or distribution or to receive such right. In every such case only the persons who are holders of record of the applicable shares at the close of business on the date so fixed shall be entitled to receive payment of such dividend or distribution or to receive such right. Notice of any such record date fixed by the directors shall be given as and when required by the Act. Where no such record date is fixed by the directors, the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right shall be the close of business on the day on which the directors pass the resolution relating thereto.

ARTICLE NINE
MEETINGS OF SHAREHOLDERS

Section 9.01 Annual Meeting

The annual meeting of the shareholders of the Corporation shall be held on such day and at such time as the directors may, subject to the Act, determine from time to time for the purpose of transacting such business as may properly be brought before the meeting.

Section 9.02 Special Meeting

From time to time the directors may call a special meeting of the shareholders of the Corporation to be held on such day, at such time and for such purpose as the directors may determine. Any special meeting of the shareholders of the Corporation may be held concurrent with an annual meeting of the shareholders of the Corporation.

Section 9.03 Place of Meetings

Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is located, or at such other place within Canada as the directors may determine from time to time.

Section 9.04 Record Date

The directors may fix in advance a record date, preceding the date of any meeting of the shareholders of the Corporation by not more than 60 days nor less than 21 days, for the determination of the shareholders of the Corporation entitled to notice of the meeting, and where no such record date for notice of the meeting is fixed by the directors, the record date for notice of the meeting shall be the close of business on the day immediately preceding the day on which notice of the meeting is given. Notice of any such record date fixed by the directors shall be given as and when required by the Act.

Section 9.05 Shareholder List

For each meeting of shareholders of the Corporation there shall be prepared an alphabetical list of the shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared, if a record date for such notice is fixed by the directors, not later than 10 days thereafter, if no record date for such meeting is fixed by the directors, at the close of business on the day immediately preceding the day on which notice of the meeting is given, and if no notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder of the Corporation prior to the meeting during usual business hours at the registered

office of the Corporation or at the place where the securities register is kept, and at the meeting. Where a separate list is not prepared, the names of the shareholders of the Corporation entitled to receive notice of the meeting and the number of shares of the Corporation entitled to be voted thereat and held by each shareholder of the Corporation as appears in the securities register of the Corporation at the requisite time (excluding shares not entitled to be voted at the meeting), shall constitute the list prepared in accordance with this section 9.05.

Section 9.06 Notice

Notice in writing of the time, place and purpose for holding each meeting of the shareholders of the Corporation shall be sent not less than 21 days, and not more than 60 days, before the date on which the meeting is to be held, to each director, the auditor, if any, of the Corporation and each person who on the record date for notice of the meeting appears in the securities register of the Corporation as the holder of one or more shares of the Corporation carrying the right to vote at the meeting or as the holder of one or more shares of the Corporation the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of the shareholders of the Corporation shall state or be accompanied by a statement of the nature of all special business to be transacted at the meeting in sufficient detail to permit the shareholder to form a reasoned judgment thereon, as well as the text of any special resolution or by-law to be submitted to the meeting. Reference is made to article 10 of this by-law.

Section 9.07 Proxy and Management Information Circular

The secretary or another officer of the Corporation shall, concurrent with sending, or causing to be sent, notice of a meeting of shareholders, (a) send, or cause to be sent, a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of, and is entitled to vote at, the meeting, (b) send, or cause to be sent, such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, if any, of the Corporation, and (c) file, or cause to be filed, with any regulatory agency and all other agencies entitled thereto a copy of all documents sent to shareholders of the Corporation in connection with the meeting.

Section 9.08 Financial Statements

Not less than 21 days before each annual meeting of the shareholders of the Corporation or before the signing of a resolution in writing in lieu thereof, the secretary or another officer of the Corporation shall send, or cause to be sent, a copy of the annual financial statements and the auditors' report, if any, thereon required by the Act to be placed before the annual meeting to each shareholder of the Corporation who has not informed the Corporation in writing that such shareholder does not wish to receive such documents. The secretary or another officer of the Corporation shall file, or cause to be filed, a copy of the annual financial statements of the Corporation with any regulatory agency and all other agencies entitled thereto as and when required.

Section 9.09 Shareholder Proposal

Any shareholder of the Corporation entitled to vote at a meeting of shareholders may submit to the Corporation notice of any proposal that such shareholder wishes to raise at the meeting and may discuss at the meeting any matter in respect of which such shareholder would have been entitled under the Act to submit a proposal. Where so required by the Act, the

management information circular prepared in respect of the meeting shall set out or be accompanied by such proposal.

Section 9.10 Persons Entitled to be Present

The only persons entitled to attend a meeting of the shareholders of the Corporation shall be those persons entitled to notice thereof, those entitled to vote thereat and others who although not entitled to notice thereof are entitled or required under the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted to a meeting of the shareholders of the Corporation only on the invitation of, or with the consent of, the chairman of the meeting.

Section 9.11 Chairman, Secretary and Scrutineer

The chairman of the board or, in his absence, any of the co-chairmen of the board, or, in their absence, the managing director or, in his absence, the president or, in the absence of all of them or in the event the directors otherwise so determine, such individual as is designated by the directors, shall be the chairman of any meeting of shareholders. If no such individual is present within 15 minutes after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat shall choose one of them to be the chairman of the meeting. The secretary or another officer of the Corporation may act as secretary of the meeting. The chairman of the meeting may appoint an individual, who need not be a shareholder or officer of the Corporation, to act as secretary of the meeting. One or more scrutineers, who need not be a shareholder of the Corporation, may be appointed by the chairman of the meeting or by a resolution of the shareholders to act as scrutineer of the meeting.

Section 9.12 Quorum

The quorum for the transaction of business at any meeting of the shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing more than ten per cent of the outstanding shares of the Corporation entitling the holders thereof to vote at such meeting. If a quorum is not present within such reasonable time (determined by the chairman of the meeting) after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat may adjourn the meeting to a fixed time and place.

Section 9.13 Persons Entitled to Vote

Without prejudice to any other right to vote, every shareholder of the Corporation recorded on the shareholder list prepared in accordance with section 9.05 of this by-law is entitled, at the meeting to which the list relates, to vote the shares of the Corporation shown thereon opposite the name of such shareholder. Where two or more persons hold a share or the same shares jointly, any one of them present or represented by proxy may, in the absence of the others, vote such share or shares but, if more than one of such persons is present or represented and vote, they shall vote such share or shares together as one or not vote such shares at all.

Section 9.14 Proxies

Shareholders of the Corporation shall be entitled to vote in person or, if the shareholder is a body corporate, association or other unincorporated entity, by a representative authorized by a resolution of the directors of such body corporate, association or other unincorporated entity.

Every shareholder of the Corporation, including a shareholder that is a body corporate, association or other unincorporated entity, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholder, who need not be a shareholder of the Corporation, as the nominee thereof to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. Signatures on instruments of proxy need not be witnessed and may be printed, lithographed or otherwise reproduced thereon. The chairman of any meeting of shareholders shall determine the authenticity of all signatures on instruments of proxy, which determination shall be final and conclusive. The chairman of any meeting of shareholders, including any adjournment thereof, may also in his discretion, unless otherwise determined by resolution of the directors, accept any telecopied, telegraphed, telexed, cabled or e-mailed proxy or other communication as to the authority of anyone claiming to vote on behalf of, or to represent, a shareholder of the Corporation notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation and any votes cast in accordance with such telecopied, telegraphed, telexed, cabled or e-mailed proxy or other communication accepted by the chairman shall be valid and any votes cast in accordance therewith shall be counted. An instrument of proxy may be signed and delivered in blank and filled in afterwards by the chairman of the board, the president, the secretary or any assistant-secretary of the Corporation or by any other person designated by the directors. It shall not be necessary for an instrument of proxy to be dated or to have inserted therein the number of shares of the Corporation owned by the appointor thereunder. The directors may, at the expense of the Corporation, send out an instrument of proxy in which certain directors or officers of the Corporation or other persons are named, which may be accompanied by stamped envelopes for the return of such instruments of proxy, even if the directors so named vote the proxies in favour of their own election as directors. The directors may specify in the notice calling a meeting of the shareholders of the Corporation a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the time fixed for the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or an agent thereof. Unless otherwise determined by the chairman of the meeting, an instrument of proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the secretary or another officer of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting on the particular matter. An instrument of proxy shall cease to be valid one year from the date thereof.

Section 9.15 Revocation of Proxies

In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked by an instrument in writing signed in the same manner as an instrument of proxy may be signed and deposited either at the registered office of the Corporation at any time up to and including the last day (excluding Saturdays and holidays) preceding the date of the meeting of shareholders or any adjournment thereof at which the instrument of proxy is to be used or with the chairman of such meeting or any adjournment thereof before the time of voting on the particular matter.

Section 9.16 Voting

At each meeting of the shareholders of the Corporation every matter proposed for consideration by the shareholders of the Corporation shall be decided by a majority of the votes cast thereon, unless otherwise required by the Act, the articles or by-laws of the Corporation. In case of an equality of votes, the chairman of the meeting shall not be entitled to a casting vote.

Every matter submitted to a meeting of shareholders may be decided either by a show of hands or by ballot.

Section 9.17 Show of Hands

At each meeting of shareholders voting shall be by a show of hands unless a ballot is required by the Act or is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the motion shall have one vote. Whenever a vote by show of hands has been taken upon a matter, unless a ballot thereon is so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the matter was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or percentage of votes cast for or against the matter.

Section 9.18 Ballots

On any matter proposed for consideration at a meeting of shareholders a ballot may be required by the chairman of the meeting or demanded by any person present and entitled to vote thereon, either before any vote by show of hands or after any vote by show of hands and prior to the declaration of the result of the vote by show of hands by the chairman of the meeting. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a ballot upon the matter shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles of the Corporation, upon a ballot each person present shall be entitled to the number of votes specified in the articles of the Corporation in respect of each share of the Corporation which such person is entitled to vote at the meeting on the particular matter.

Section 9.19 Termination, Adjournment and Postponement

The chairman of a meeting of shareholders may terminate the meeting following the conclusion of all business which may properly come before the meeting. A meeting of shareholders may be adjourned only upon the affirmative vote of a majority of the votes cast in respect of the shares present or represented in person or by proxy at the meeting. Any business may be brought before or dealt with at any adjourned meeting which may have been brought up or dealt with at the original meeting. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the resumption of the meeting if the time and place for resuming the meeting are announced at the meeting which is adjourned. The directors may postpone any meeting of shareholders previously called by the directors. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the resumption of the meeting shall be given in accordance with the Act.

Section 9.20 Procedure at Meetings

The chairman of any meeting of shareholders shall determine the procedure thereat in all respects and his decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instrument of proxy or ballot, shall be conclusive and binding upon all of the shareholders of the Corporation, except as otherwise specifically provided in the by-laws of the Corporation.

Section 9.21 One-Shareholder Meeting

Where all of the outstanding shares of any class or series of shares of the Corporation are held by one shareholder, that shareholder present in person or by proxyholder or by authorized representative shall constitute a meeting of the holders of that class or series of shares of the Corporation.

Section 9.22 Meetings by Telephonic, Electronic or Other Communication Facility

Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if so determined by the directors or by the shareholders who called the particular meeting of shareholders. Any person entitled to attend a meeting of shareholders may participate in such a meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means shall be deemed to be present at the meeting. Any vote at such a meeting may, but is not required to, be held entirely by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Section 9.23 Signed Resolutions

Subject to the Act, a resolution in writing signed by all of the shareholders of the Corporation entitled to vote thereon at a meeting of shareholders is as valid as if passed at a meeting and a resolution in writing dealing with all of the matters required by the Act to be dealt with at a meeting of shareholders and signed by all of the shareholders of the Corporation entitled to vote thereat satisfies all of the requirements of the Act relating to that meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

ARTICLE TEN
NOTICES

Section 10.01 Notices to Shareholders and Directors

Any notice or document required or permitted to be sent by the Corporation to a director or shareholder of the Corporation may be mailed by prepaid mail in a sealed or unsealed envelope addressed to, or may be delivered personally to, such person at the last address thereof recorded in the records of the Corporation, or may be sent by any other manner permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth day after mailing, if notices or documents so mailed to a shareholder are returned on two consecutive occasions because such shareholder cannot be found, the Corporation need not send, or cause to be sent, any further notices or documents to such shareholder until such shareholder informs the Corporation in writing of the new address. If the address of any shareholder of the Corporation does not appear in the records of the Corporation, then any notice or document may be mailed to such address as the person sending the notice or document may consider to be the most likely address at which such notice or document will promptly reach such shareholder.

Section 10.02 Notices to Others

Any notice or document required or permitted to be sent by the Corporation to any person other than a director or shareholder of the Corporation may be delivered personally to such person, addressed to such person and delivered to the last address thereof recorded in the records of the Corporation, mailed by prepaid mail in a sealed or unsealed envelope addressed to such person at the address thereof recorded in the records of the Corporation, or addressed to such person and sent to the last address thereof recorded in the records of the Corporation by telecopier, telegram, telex, cable, e-mail or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box, if mailed, or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be, if sent by telecopier, telegram, telex, cable, e-mail or other means of legible communication.

Section 10.03 Changes in Recorded Address

The secretary or any other officer of the Corporation may change the address recorded in the records of the Corporation of any person in accordance with any information such person believes to be reliable.

Section 10.04 Computation of Days

In computing any period of days under the by-laws of the Corporation or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a Saturday or a holiday, the period shall end at midnight of the first day next following such day that is not a Saturday or a holiday.

Section 10.05 Omissions and Errors

The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.06 Unregistered Shareholders

Subject to the Act, every person who becomes entitled to any security of the Corporation shall be bound by every notice in respect of such security which was given to any previous holder thereof prior to the name and address of such person being entered on the securities register of the Corporation.

Section 10.07 Waiver of Notice

Any person entitled to attend a meeting of shareholders or a meeting of the directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or the proxyholder or authorized representative thereof or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws of the Corporation or the Act, the notice may be

waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws of the Corporation if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

ARTICLE ELEVEN
DIVISIONS

Section 11.01 Authority to Create Divisions

The directors may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions based upon character or type of operation, geographical territory, product, method of distribution, type of product or products manufactured or distributed or upon such other basis of division as the directors may determine from time to time. In particular, the directors may authorize:

(a) the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units; and

(b) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation.

Section 11.02 Designation and Appointment of Divisional Officers

The directors may, by resolution, designate and appoint divisional officers assigned to a particular division or a sub-unit of that division provided that any such divisional officer shall not, as such, be an officer of the Corporation. Such appointed divisional officers shall be subject to removal by resolution of the directors at any time with or without cause, without prejudice to the rights of such person under any employment contract or in law. For certainty, the removal of a divisional officer from his position as a divisional officer shall not of itself constitute a termination of the employment of that person with the Corporation.

Section 11.03 Duties and Authority of Divisional Officers

The duties, responsibilities, limitations and remuneration of each divisional officer shall be such as are determined from time to time by the directors or by the person or persons or committee or committees designated by the directors as having responsibility for the division to which such divisional officer has been appointed. The authority of each such divisional officer shall, however, be limited to acts and transactions relating only to the business and operations which such division is authorized to transact and perform, provided, however, that if the same person is also an officer of the Corporation, the foregoing shall not limit the authority of such person in his capacity as an officer of the Corporation.

ARTICLE TWELVE
EFFECTIVE DATE

Section 12.01 Effective Date

This by-law shall come into force on the date of the resolution of the directors making this by-law a by-law of the Corporation.

Section 12.02 Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operations of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the directors or a committee of the directors with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.